UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                          OMB Number: 3235-0058
                                   FORM 12b-25

                             SEC FILE NUMBER: 333-108300
                             CUSIP NUMBER: 67083E 20 7

                            NOTIFICATION OF LATE FILING

[] Form 10-K     [ ] Form 20-F    [ ] Form 11-K     [X] Form 10-Q

             For Period Ended: December 31, 2009

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: OBN HOLDINGS INC.

Former Name if Applicable: none

8275 SOUTH EASTERN AVE, SUITE 200
Address of Principal Executive Office (Street and Number):

LAS VEGAS, NEVADA 89123
City, State and Zip Code:

Telephone number: (702) 938-0467


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The Company fully expects to be able to file within the additional time allowed by this report.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:
     Roger Neal Smith, CEO          (702)          938-0467
          (Name)                 (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).                       [x] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ] Yes [X]  No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The company expects to report gross sales for the three and six month ended December 31, 2009 of $2,245,606 and $5,381,914, respectively. Gross sales for the three and six months ended December 31, 2008 were $5,812,055 and $12,244,615. The differences between expected gross sales for the three and six month periods of 2009 relative to gross sales reported for the corresponding periods of 2008 is primarily the result of the swine flu scare and the overall economic downturn. The company expects to report gross profit (gross sales minus cost of goods sold) for the three and six months ended December 31, 2009 of $460,531 and 1,001,084, respectively. Gross profit (gross sales minus cost of goods sold) for the three and six months ended December 31, 2008 of $1,322,057 and $3,052,217, respectively. The differences between expected gross profit for the three and six month periods of 2009 relative to gross profit reported for the corresponding periods of 2008 is primarily the result of having to significantly increased spoilage and transportation cost related to the swine flu scare. In addition, the average profit margin slightly decreased as some customers that went out of business due to the global economic downturn were replaced with new customers.

The company expects to report a loss from operations for the three and six months ended December 31, 2009 of $407,749 and $359,990, respectively. For the corresponding periods ended December 31, 2008 the reported loss from operations were $1,163,153 and $1,084,486, respectively. The difference between expected the operating loss for the period of 2009 relative to the corresponding periods of 2008 is primarily due to one-time deferred executive compensation expenses that were recorded in 2008.


FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

In particular, statements by the Company regarding expected and estimated results of operations for the quarter ended December 31, 2009, as well as other statements of management's expectations, anticipations, beliefs, plans, intentions, targets, estimates, or projections and similar expressions relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements in some cases can be identified by their being preceded by, followed by or containing words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target" and other similar expressions. Forward-looking statements are based on assumptions and assessments made by the Company's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of the Company's future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements.



                              OBN HOLDINGS INC.
                            (Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2010
By: /s/ Roger Neal Smith
    President and Chief Executive Officer